Via Facsimile and U.S. Mail
Mail Stop 6010

April 10, 2009

Michael W. Bonney
President and Chief Executive Officer
65 Hayden Avenue
Lexington, MA 02421

Re: **Cubist Pharmaceuticals, Inc.**
      Form 10-K for the Year Ended December 31, 2007
      Filed February 29, 2008
      File No. 000-21379

Dear Mr. Bonney:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeff Riedler
Assistant Director